EXHIBIT 99.2

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Immediate Report - Class Action against D.B.S. Satellite Services (1998) Ltd.

Today, February 18, 2015, the Company received a notice from D.B.S. Satellite Services (1998) Ltd. ("Yes") of a class action and certification motion which had been filed against it with the Tel Aviv-Jaffa District Court in July 2014, but was only served on Yes today.

The claim asserted that the manner in which subtitles accompanied Yes's television broadcasts affected the enjoyment of its hearing-impaired customers. Allegedly, in this manner Yes was allegedly misleading its customers as to the quality of the service provided and becoming unjustly enriched.

The petitioner seeks for the represented class, among other remedies, compensation for damages allegedly caused to users as a result of Yes's alleged deception, as aforementioned. The aggregate claim amount is estimated at approximately NIS 126 million.

Yes is studying the claim and the class action certification motion and neither it and/nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.